

February 4, 2010

<u>Via Facsimile and U.S. Mail</u>

Michael O. McCarthy III, Esq.
Chief Legal Officer and Corporate Secretary
Infinera Corporation
169 Java Drive
Sunnyvale, CA 94089

> **Re: Infinera Corporation**
> **Schedule TO-I**
> **Filed January 25, 2010**
> **File No. 5-83483**

Dear Mr. McCarthy:

     We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule TO-I</u>
<u>Exhibit (a)(1)(A): Offer to Exchange</u>
<u>General</u>

1.   In your response letter, tell us how you disseminated the Offer to Exchange document. If you disseminated via e-mail only, explain why you believe this satisfies your dissemination obligations under Rule 13e-4(e), taking into account the identities of the

eligible employees and the manner in which they typically receive company
communications. We may have additional comments.

How do I participate in this offer?, page 8
How do I change my election and add or withdraw some or all of my eligible options?, page 17

2.   The disclosure here indicates that the only means to tender or withdraw from the tender is
        electronically by means of the offer website. Tell us why you believe restricting the
        means of tendering and withdrawing to this process is acceptable. Please also include in
        your discussion whether all eligible employees will have access to the offer website and
        whether the company took into account any potential technical difficulties eligible
        employees may encounter in using the offer website. We may have additional comments.

Conditions of this Offer, page 33

3.   A tender offer may only be subject to conditions that are drafted with sufficient
        specificity to allow for objective verification that the conditions have been satisfied. In
        this regard, amend your conditions to avoid the term "threatened," as it is unclear how a
        "threatened" event can be objectively determined.

Information concerning Infinera, page 41

4.   The summarized financial information presented in accordance with Item 1010(c) of
        Regulation M-A is required for all of the periods specified in Item 1010(a). It does not
        appear you have presented all of the information required by Item 1-02(bb)(1) of
        Regulation S-X for all of the applicable periods. Please revise your disclosure
        accordingly. In addition, please present the ratio of earnings to fixed charges, computed
        in a manner consistent with Item 503(d) of Regulation S-K as required by Item
        1010(c)(4). For additional guidance, please review interpretation I.H.7 in the July 2001
        Interim Supplement to the Manual of Publicly Available Telephone Interpretations
        available on our website, www.sec.gov.

                                        *   *   *

        As appropriate, please amend your filing in response to these comments. Please
electronically submit a cover letter with your amendment that keys your responses to our
comments. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all material information
to investors. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they

have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers & Acquisitions

VIA FACSIMILE (888-329-2950 and 650-798-6552)
cc: Kenton J. King, Esq.
        Joseph M. Yaffee, Esq.